FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 10 July 2012 of an increase in their notional interests in Ordinary Shares at a price of 1483 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $46.01 per ADS following the notional re-investment of the dividend paid to shareholders on 5 July 2012.

	Ordinary Shares	ADSs
Sir Andrew Witty	17,355.460
Dr M M Slaoui		5,424.381
Mr S Dingemans	4,320.237
Mr S M Bicknell	1,771.247
Mrs D P Connelly		2,571.166
Mr M Dunoyer	2,159.116
Mr E J Gray	3,679.950
Mr S A Hussain	4,651.657
Mr W C Louv		1,583.230
Dr D Pulman		2,294.120
Mr D S Redfern	2,370.092
Ms C Thomas	3,342.490
Mr P C Thomson	668.434
Mr D E Troy		2,995.469
Dr P J T Vallance	4,078.349
Ms E Walmsley	2,711.825
Mr C Weber	590.548
Mrs V A Whyte	316.604

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

10 July 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 10, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc